UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of February 2011

Commission File Number:  000-29106

KNIGHTSBRIDGE TANKERS LIMITED
(Translation of registrant's name into English)

Par-la-Ville Place
14 Par-la-Ville Road,
Hamilton, HM 08, Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the press release of Knightsbridge Tankers Limited (the "Company"), dated November 9, 2010, containing the Company's earnings release for the third quarter of 2010.

This Report on Form 6-K and the exhibit hereto are hereby incorporated by reference into the Company's Registration Statement on Form F-3 (Registration No. 333-164007) that was declared effective on March 15, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KNIGHTSBRIDGE TANKERS LIMITED
Date: February 14, 2010	By: /s/ Inger M. Klemp Name: Inger M. Klemp Title: Chief Financial Officer

Exhibit 1

Knightsbridge Tankers Limited

HIGHLIGHTS

•	Knightsbridge reports net income of $8.9 million and earnings per share of $0.48 for the third quarter of 2010.
•	Knightsbridge reports net income of $32.6 million and earnings per share of $1.86 for the nine months ended September 30, 2010.
•	Knightsbridge announces a cash dividend of $0.50 per share for the third quarter of 2010.
•	Knightsbridge completed the successful offering of 4,887,500 ordinary shares in October at $19.00 per share raising net proceeds of approximately $88.2 million.
•	Knightsbridge purchased the Capesize vessel Golden Future from Golden Ocean for a price of $72 million.
•	In October, Knightsbridge purchased the Capesize vessel Golden Zhejiang from Golden Ocean for a price of $65.5 million.
•	The VLCC Mayfair commenced a five year bareboat charter in October 2010.
•	In July, Knightsbridge entered into a new $58.24 million term loan facility and has secured a $175 million credit facility, which is expected to close in the fourth quarter.

THIRD QUARTER 2010 AND NINE MONTHS RESULTS

 Knightsbridge Tankers Limited (the "Company" or "Knightsbridge") reports net income of $8.9 million and earnings per share of $0.48 for the third quarter of 2010. The average daily time charter equivalents ("TCEs") earned by the Company's VLCCs excluding bareboat charters and Capesize vessels were $30,800 and $40,700, respectively, compared with $49,800 and $45,500 in the preceding quarter. VLCC revenues and TCEs decreased mainly due to weaker results from the Mayfair, which operated in the spot market and the absence of profit share from the Hampstead and Kensington in the third quarter. Although Capesize revenues increased due to the delivery of Golden Future in July, average  Capesize TCEs decreased due to the lower rate earned by the Golden Future compared with the other two vessels.

The net increase in cash and cash equivalents in the quarter was $11.1 million. The Company generated cash from operating activities of $20.0 million, paid $47.0 million in connection with the purchase of Golden Future and paid a dividend of $9.3 million. The Company borrowed $104.6 million, net of fees paid, and repaid debt of $57.3 million. In November 2010, the Company has average cash breakeven rates for its VLCCs excluding bareboat charters and Capesize vessels of approximately $19,200 and $8,800 per vessel per day, respectively.

For the nine months ended September 30, 2010 the Company reports net income of $32.6 million and earnings per share of $1.86. The average daily TCEs for the Company's VLCCs excluding bareboat charters and Capesize vessels for the nine months ended September 30, 2010 were $38,500 and $43,500 respectively.

THE TANKER MARKET

The market rate for a VLCC trading on a standard 'TD3' voyage between The Arabian Gulf and Japan in the third quarter of 2010 was WS 52; equivalent to $17,000/day; representing a decrease of approximately WS 36 points or $37,500/day between the second quarter of 2010 and an increase of WS 16.5 points from the third quarter of 2009. Present market indications are approximately $30,000/day.

Bunkers at Fujairah averaged approximately $444.5/mt in the third quarter of 2010 compared to $461/mt in the second quarter of 2010; a decrease of $16.5/mt. Bunker prices varied from a low of $421.5/mt at the beginning of July and a high of $468/mt at the beginning of August.

The International Energy Agency's ("IEA") October 2010 report stated an average OPEC oil production, including Iraq, of 29.2 million barrels per day (mb/d) during the third quarter of the year. This was an increase of 250,000 barrels per day compared to the second quarter of 2010 and an increase of 420,000 barrels per day compared to the third quarter of 2009.

IEA further estimates that world oil demand averaged 87.6 mb/d in the third quarter of 2010, representing an increase of 840,000 barrels per day compared to the second quarter of 2010, and approximately 2.4 mb/d from the third quarter of 2009. Additionally, the IEA estimates that world oil demand will average approximately 87 mb/d in 2010 representing an increase of 2.5 percent or approximately 2.2 mb/d from 2009.

The VLCC fleet totalled 539 vessels at the end of the third quarter of 2010, up from 530 vessels at the end of the previous quarter. 14 VLCCs were delivered during the quarter versus an estimated 12 at the beginning of the year. Throughout 2010 the current estimate is 63 deliveries. The orderbook counted 183 vessels at the end of the third quarter, up from 170 orders from the previous quarter. 27 new orders were placed during the quarter and the current orderbook represents about 34 percent of the VLCC fleet. During the quarter five vessels were removed from the trading fleet for scrapping or conversion/storage purposes. According to Fearnleys the single hull fleet now stands at 49 vessels.

THE DRY BULK MARKET

In spite of a net fleet growth of 11.8 percent (55.8 million dwt) the dry bulk segment has again surprised on the upside. Iron ore transport to China, which has been the fastest growing sea borne trade the last decade has even experienced a small decline the three first quarters this year compared to 2009. The combination of these two factors should cater for a lower utilization of the dry bulk fleet.

However, other areas have contributed positively and overall demand has been able to absorb the vast number of newbuildings so far. We would like to emphasize three reasons:

1.	Strong increase in coal imports to China and India
2.	Congestions
3.	Chinese coastal trade

The Capesize spot market has experienced a lot of volatility during third quarter. Average earnings have been $26,233 per day, with a low of $12,000 per day mid July and a high of $ 41,000 per day early September

Asset values have softened slightly during the quarter. By the end of September 2010 the value of a five year old Capesize was $55.4 million compared to $60.4 million by the end of the previous quarter.

Long term time charters are still holding up, one year time charter period is estimated to generate $30.000 per day for modern tonnage while five year time charter stands at approximately $27,500 per day.

CORPORATE AND OUTLOOK

Herman Billung, the Chief Executive Officer of Golden Ocean Management AS, was elected a director of the Company at the Annual General Meeting on September 27, 2010.

In July 2010, the Company entered into a new $58.24 million term loan facility with DnB NOR Bank that matures in June 2015. This new term loan facility consists of four equal tranches of $14.56 million. The Company drew down the entire amount of this term loan facility partly to refinance the balance of $56.0 million outstanding under the $140.0 million loan facility with the Royal Bank of Scotland.

In July 2010, the Company took delivery of the Capesize vessel "Golden Future" from Golden Ocean Group Limited ("Golden Ocean"). The Golden Future was built at the Zhoushan Jinhaiwan Shipyard Co., Ltd. and completed in February 2010. The vessel is employed on a time charter with a minimum term of 35 months from February 2010 at a gross rate of $31,500 per day.

In September 2010, the Company agreed to acquire the Capesize vessel "Golden Zhejiang" from Golden Ocean for a purchase price of $65.5 million and took delivery of the vessel on October 27, 2010. The Golden Zhejiang was built at the Zhoushan Jinhaiwan Shipyard Co., Ltd. and was completed in September 2010. The vessel is employed on a time charter with a minimum term of 48 months from September 2010 at a gross rate of $29,900 per day. The Company took delivery of the vessel in October and settled $18.5 million of the purchase price by issuing 973,684 restricted common shares to Golden Ocean and used cash of $47 million to finance the remaining portion of the purchase price. Knightsbridge expects to draw down $25 million of debt against the Golden Zhejiang in the fourth quarter of 2010. The Golden Zhejiang is the fourth Capesize vessel in the Knightsbridge fleet. Golden Ocean is acting as the commercial manager for all of the Capesize vessels.

On September 27, 2010, the Company announced an underwritten public offering of 4,250,000 common shares and a 30 day option granted to the underwriters to purchase up to 637,500 additional shares to cover overallotments. The offering was priced at $19.00 per share and the underwriters exercised the over-allotment option in full. As a result, 4,887,500 common shares were issued in October and net proceeds of approximately $88.2 million were received. The proceeds have been used to fund a portion of the purchase price of the Golden Zhejiang and the remainder is expected to be used to repay indebtedness, fund future vessel acquisitions, for working capital and for general corporate purposes.

In October 2010, the VLCC Mayfair commenced a five year bareboat charter at a rate which is determined by the Company to be equivalent to at least $32,000 per day on a time charter basis. The charterers will pay for the vessel's drydocking due in the fourth quarter 2010. With the commencement of this bareboat charter, all of the Company's vessels are fixed on time and bareboat charters expiring between 2011 and 2015.

In May 2010, the Company entered into a commitment letter with Nordea for a new $175.0 million senior secured credit facility maturing in May 2015 consisting of a term loan in the amount of $100.0 million and a revolving credit facility in the amount of $75.0 million. This offer was confirmed in a term sheet in September and the Company expects to enter into this new senior secured credit facility in the fourth quarter. The Company intends to use $75.0 million in borrowings available under the term loan to refinance $75.0 million of debt under the amended Nordea credit facility and intends to use the remaining $25.0 million in borrowings under the term loan to partially finance the acquisition costs of the Golden Zhejiang.

Based on the third quarter cash flow and its profitable forward contract coverage, Knightsbridge is pleased to announce that the dividend level of the previous quarter will be maintained in the third quarter and has decided to declare a dividend of $0.50 per share. The record date for the dividend is November 19, 2010, ex dividend date is November 17, 2010 and the dividend will be paid on or around December 6, 2010.

Based on the recent completion of the public offering and the secured revolving credit facility, Knightsbridge has the ability to further grow the Company by purchasing an additional vessel without having to raise additional equity. Henceforth the Board is actively looking for tonnage that can contribute to the Company's dividend capacity.

18,564,515 ordinary shares were outstanding as of September 30, 2010. The weighted average number of shares outstanding for the three months and nine months ended September 30, 2010, was 18,325,735 and 17,513,068, respectively.

FORWARD LOOKING STATEMENTS

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

Knightsbridge desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "except," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect" "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this document are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charterhire rates and vessel values, changes in demand in the dry bulk and tanker markets, as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in Knightsbridge's operating expenses, including bunker prices, drydocking and insurance costs, the market for Knightsbridge's vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by Knightsbridge with the Securities and Exchange Commission.

The Board of Directors
Knightsbridge Tankers Limited
Hamilton, Bermuda
November 9, 2010

Questions should be directed to:

Contact:                 Ola Lorentzon : Chairman, Knightsbridge Tankers Limited
+ 46 703 998886

Inger M. Klemp: Chief Financial Officer, Knightsbridge Tankers Limited
+47 23 11 40 76

KNIGHTSBRIDGE TANKERS LIMITED
THIRD QUARTER REPORT (UNAUDITED)

2009 Jul-Sept	2010 Jul-Sept	INCOME STATEMENT (in thousands of $)	2010 Jan-Sept	2009 Jan-Sept	2009 Jan-Dec (audited)

14,213	23,744	Operating revenues	74,271	43,921	67,339
		Operating expense
2,174	3,275	Voyage expenses	9,422	5,577	8,588
4,847	4,261	Ship operating expenses	12,963	13,298	18,829
458	759	Administrative expenses	2,177	1,235	1,823
3,266	5,079	Depreciation	13,986	10,047	14,343
10,745	13,374	Total operating expenses	38,548	30,157	43,583

3,468	10,370	Net operating income	35,723	13,764	23,756

		Other income (expenses)
57	14	Interest income	22	119	123
(319)	(1,219)	Interest expense	(2,692)	(1,021)	(1,895)
(102)	(293)	Other financial items	(500)	(168)	(304)
(364)	(1,498)	Total other expenses	(3,170)	(1,070)	(2,076)

3,104	8,872	Net income	32,553	12,694	21,680

$0.18	$0.48	Earnings per share ($)	$1.86	$0.74	$1.27
		Income on timecharter basis ($ per day per vessel)*
$32,900	$30,800	VLCC (excluding bareboat charter)	$38,500	$35,700	$36,000
$39,200	$40,700	Capesize	$43,500	$39,200	$43,400
		*Calender days less off-hire after deduction of broker commission.

BALANCE SHEET (in thousands of $)	2010 Sept 30	2009 Sept 30	2009 Dec 31 (audited)

ASSETS
Short term
Cash and cash equivalents	21,053	1,607	7,964
Restricted cash	15,000	10,000	10,000
Other current assets	8,249	6,441	11,363
Long term
Vessels, net	402,414	266,185	344,399
Newbuildings	-	66,884	-
Deferred charges	1,935	1,322	1,220

Total assets	448,651	352,439	374,946

LIABILITIES AND STOCKHOLDERS' EQUITY
Short term
Short-term debt and current portion of long-term debt	32,350	28,260	13,960
Other current liabilities	10,650	12,195	14,756
Long term
Long-term debt	129,640	81,260	106,520
Stockholders' equity	276,011	230.724	239,710

Total liabilities and stockholders' equity	448,651	352,439	374,946

2009 Jul-Sept	2010 Jul-Sept	STATEMENT OF CASHFLOWS (in thousands of $)	2010 Jan-Sept	2009 Jan-Sept	2009 Jan-Dec (audited)

		OPERATING ACTIVITIES
3,104	8,872	Net income	32,553	12,694	21,680
		Adjustments to reconcile net income to net cash provided by operating activities
3,310	5,319	Depreciation and amortization	14,411	10,145	14,532
(1,151)	5,834	Change in operating assets and liabilities	2,607	(257)	(1,650)

5,263	20,025	Net cash provided by operating activities	49,571	22,582	34,562

		INVESTING ACTIVITIES
(50,021)	-	Additions to newbuildings	(3,600)	(99,892)	(116,475)
-	(47,000)	Purchase of vessel	(47,000)	-	-
-	-	Placement of restricted cash	(5,000)	-	-

(50,021)	(47,000)	Net cash used in investing activities	(55,600)	(99,892)	(116,475)

		FINANCING ACTIVITIES
(19,040)	(57,250)	Repayment of long-term debt	(64,230)	(23,520)	(42,560)
30,000	105,740	Proceeds from long-term debt	105,740	30,000	60,000
(1,286)	(1,140)	Debt fees paid	(1,140)	(1,286)	(1,286)
-	(9,282)	Dividends paid	(21,252)	(4,275)	(4,275)

9,674	38,068	Net cash provided by financing activities	19,118	919	11,879

(35,084)	11,093	Net increase (decrease) in cash and cash equivalents	13,089	(76,391)	(70,034)
36,691	9,960	Cash and cash equivalents at start of period	7,964	77,998	77,998
1,607	21,053	Cash and cash equivalents at end of period	21,053	1,607	7,964